FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES		OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response ...0.5
(Print or Type responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 of Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Furra, Douglas G.	2. Date of Event Requiring Statement (Month/Day/Year) 12/31/02	4. Issuer Name and Ticker or Trading Symbol Diversified Corporate Resources, Inc. HIR
(Last) (First) (Middle) 10670 N.Central Ste. 600		5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ____ Director _____ 10% Owner __X_ Officer (give _____ Other (Specify title below) below) CFO_____________________	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Dallas, TX 75231	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		7. Individual of Joint/Group Filing (Check Applicable Law) _x_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	500 shares	I	By Sars

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Derivative Security	5. Owner-ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares
Option	(1)	12/31/12	8000 Shares Common Stock	8000	$0.24	D
Option	(2)	2/19/13	11500 Shares common Stock	11500	$0.86	D

Explanation of Responses:

(1) Fully vested (2) 12.5% per quarter beginning 3/31/02

* If the form is filed by more than one reporting person, see instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.78ff(a).

	/S/ Douglas G. Furra	4/8/03
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.	** Signature of Reporting Person	Date